Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Exchange Offer of Certain Notes

Beijing, June 12, 2023 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces an exchange offer with respect to certain waivers and releases of the following securities.

Description of the Securities	Outstanding Amount	ISIN/ Common Code	Minimum Acceptance Amount	Exchange Consideration per US$1,000 in aggregate principal amount of the relevant Existing Notes tendered for exchange
14.5% Senior Notes due 2023	US$257,830,000	XS2176792658 217679265	US$461,909,700, i.e., 70% of the total aggregate outstanding principal amount of the Existing Notes	US$1,000.00 in aggregate principal amount of a new senior notes and certain cash payment (the amount of which may vary according to the timing of acceptance).
14.2% Senior Notes due 2023	US$139,341,000	XS2394748706 239474870
14.0% Senior Notes due 2024	US$262,700,000	XS2290806954 229080695

Summary of the Exchange Offer

Upon the terms and subject to the conditions set forth in the Exchange Offer Memorandum, the Company is offering to exchange any and all of its outstanding Existing Notes for the Exchange Consideration. We have engaged Alvarez and Marsal Corporate Finance Limited as our restructuring adviser.

Eligible Holders who validly tender their Existing Notes in the Exchange Offer will, upon acceptance by us and receipt of the Exchange Consideration, be deemed to, from and including the Original Issue Date, waive any and all rights with respect to such Existing Notes (other than the right to receive the corresponding Exchange Consideration), and will release and discharge the Company and the Subsidiary Guarantors from any and all claims such Eligible Holder may have arising out of or related to such Existing Notes, including any and all accrued and unpaid interest from, and including, 30 September 2022 (the “Restructuring Effective Date”, or the “RED”)) and up to, and excluding, the Exchange Settlement Date.

Exchange Consideration

For each US$1,000 principal amount of outstanding Existing Notes that is validly tendered prior to the Exchange Expiration Deadline and accepted for exchange, an Eligible Holder of such Existing Notes will receive the exchange consideration of either of the following options, at the election of each Eligible Holder:

(1)	US$1,000 in principal amount of new US$ denominated 3.0% Senior Notes due 2027 to be issued by the Offeror, with the interest accrual on such notes to commence retroactively on 30 September 2022 (the “New Notes”), plus

(2)	(a) a cash payment of US$5.00, or the Early Bird Consent Fee, when the Existing Notes are tendered and instructed to be exchanged into the New Notes on or prior to 5.00 p.m. Hong Kong time on June 20, 2023 or such later date as the Issuer may elect in its sole discretion (the “Early Bird Consent Fee Deadline”), or

(b) a cash payment of US$3.00, or the General Consent Fee, when the Existing Notes are tendered and instructed to be exchanged into the New Notes after the Early Bird Consent Fee Deadline but on or prior to 5.00 p.m. Hong Kong time on June 23, 2023, or such later date as the Issuer may elect in its sole discretion (the “General Consent Fee Deadline”).

Summary Timetable

Date	Event
June 12, 2023

Commencement of the Exchange Offer and announcement through the Clearing Systems and via the Exchange Website.

The Exchange Offer Memorandum to be delivered to Eligible Holders who are non-U.S. persons outside the United States.

June 20, 2023 at 5:00 pm Hong Kong time	Early Bird Consent Fee Deadline. This being the last date and time on which Eligible Holders of the Existing Notes who validly submit Instructions are eligible to receive the Early Bird Consent Fee.

June 23, 2023 at 5:00 pm Hong Kong time	General Consent Fee Deadline, or the Exchange Expiration Deadline. This being the last date and time at which Eligible Holders of Existing Notes who validly submit Instructions are eligible to participate in the Exchange Offer and receive the Exchange Consideration.

June 26, 2023	Announcement of the results of the Exchange Offer.

On or about June 28, 2023	Exchange Settlement Date, or the Original Issue Date. This being the issuance date of the New Notes, and the date when the delivery of the New Notes and the Consent Fees will be made to Eligible Holders whose Existing Notes have been validly tendered and accepted for exchange.

All references in this announcement to times are to Hong Kong time, unless we state otherwise.

The Company reserves the right to extend the Exchange Expiration Deadline in its sole discretion. In such a case, the date on which the notice of the results of the Exchange Offer will be delivered and the Exchange Settlement Date will be adjusted accordingly. Eligible Holders should inform themselves of any earlier deadlines that may be imposed by the Clearing Systems and/or any intermediaries, which may affect the timing of the submission of a notice of exchange.

The notes were offered outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release does not constitute an offer to sell the notes, nor a solicitation for an offer to purchase the notes in the U.S. or any other jurisdiction.

THE EXCHANGE OFFER IS AVAILABLE ONLY TO INVESTORS WHO ARE NOT U.S. PERSONS AND ARE OUTSIDE THE UNITED STATES.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2022. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Rick Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com